Denning & Company LLC

Annual Audit Report

December 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53532

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/24 (MM/DD/YY) AND ENDING 12/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Denning & Company LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

150 California Street, Suite 650
(No. and Street)

San Francisco	California	94111
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Paul Denning	(415) 399-3939	pdenning@denningandcompany.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Blvd, Suite A200	Walnut Creek	California	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Denning, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Denning & Company LLC, as of December 31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

See Attached CA Notarial Language for Public Notary: Dayved Black Commission # 2374469

Signature:

Title: CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*





GOLDEN GATE
NOTARY & APOSTILLE

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF San Francisco }

Subscribed and sworn to (or affirmed) before me on this 12 (Date) day of March (Month), 2025 (Year)

by Paul Denning

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

DAYVED BLACK
COMM. #2374469
Notary Public - California
San Mateo County
My Comm. Expires Sep. 9, 2025
NR01

Seal
Place Notary Seal Above

---------- **OPTIONAL** ----------

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document:______

Document Date:______

Number of Pages:______

Signer(s) Other Than Named Above:______

Golden Gate Mobile Notary & Apostille

PO Box 717, San Francisco, CA 94104 | goldengatenotary.net | (415) 318-0163

Denning & Company LLC

Table of Contents

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Member of
Denning & Company LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Denning & Company LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules I and II (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

Schedules I and II have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, schedules I and II are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ernst Wintter & Associates LLP

We have served as Denning & Company LLC's auditor since 2009.
Walnut Creek, California

February 21, 2025

Denning & Company LLC
Statement of Financial Condition
As of December 31, 2024

Assets		
Cash	$	377,674
Accounts receivable		167,582
Reimbursements receivable		25,642
Due from officer		1,952
Prepaid expenses and other assets		129,224
Furniture and equipment, net of accumulated depreciation		75,000
Operating lease right-of-use asset		109,554
Total Assets	$	886,628

Liabilities & Member's Equity		
Liabilities		
Accounts payable	$	26,255
Accrued compensation		20,457
Accrued expenses		3,625
Deferred revenue		7,500
Operating lease liability		123,013
Total Liabilities		180,850
Member's Equity		705,778
Total Liabilities and Member's Equity	$	886,628

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Operations
For the Year Ended December 31, 2024

Revenue		
Investment banking fees	$	512,500
Interest income		16,703
Total Revenue		529,203
Expenses		
Compensation		443,575
Professional fees		180,552
Rent		134,242
Travel expense		71,206
Dues and subscriptions		57,035
Marketing		34,695
Regulatory fees		15,478
Telephone		14,638
Depreciation		88
Other operating expenses		49,338
Total Expenses		1,000,847
Net Loss	$	(471,644)

The accompanying notes are an integral part of these financial statements.

Denning & Company LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2024

January 1, 2024	$	1,407,837
Distributions		(230,415)
Net loss		(471,644)
December 31, 2024	$	705,778

The accompanying notes are an integral part of these financial statements.

4

Denning & Company LLC
Statement of Cash Flows
For the Year Ended December 31, 2024

Cash Flows from Operating Activities	
Net loss	$ (471,644)
Adjustments to reconcile net loss	
to net cash provided by operating activities:	
Depreciation	88
Amortization of operating lease right-of-use asset	124,937
(Increase) decrease in:	
Accounts receivable	534,445
Reimbursements receivable	(25,642)
Due from officer	(1,666)
Prepaid expenses and other assets	16,419
Increase (decrease) in:	
Accounts payable	(9,571)
Accrued compensation	(7,241)
Accrued expenses	(10,076)
Reimbursement expense advances	(10,000)
Deferred revenue	7,500
Operating lease liability	(137,438)
Net Cash Provided by Operating Activities	10,111
Cash Flows from Financing Activities	
Distributions	(230,415)
Net Cash Used in Financing Activities	(230,415)
Net Decrease in Cash	(220,304)
Cash at beginning of year	597,978
Cash at End of Year	$ 377,674

The accompanying notes are an integral part of these financial statements.

5

Denning & Company LLC

Notes to the Financial Statements

December 31, 2024

1. **Organization**

   Denning & Company LLC (the "Company") was formed as a limited liability company in California in June 2001. Under this form of organization, the member is not liable for the debts of the Company. The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") in October 2001 and is regulated by the Financial Industry Regulation Authority ("FINRA"). The Company engages in private equity advisory services on a fee basis.

2. **Significant Accounting Policies**

   Single Reportable Segment
   The Company is engaged in a single line of business as a securities broker-dealer which is comprised of investment banking services described in Note 6. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM use excess net capital (see Note 8), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to maintain profits or pay distributions. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the policies listed below.

   Basis of Presentation
   The financial statements have been prepared on the accrual basis in accordance with accounting principles generally accepted in the United States of America ("GAAP").

   Use of Estimates
   GAAP may require management make estimates and assumptions that affect the reported amounts of assets and liabilities. These estimates and assumptions may also affect the disclosure of contingent assets and liabilities at the date of the financial statements and affect the amounts of revenue and expenses reported during the period. Actual results could differ from those estimates and may have impact on future periods.

   Fair Value of Financial Instruments
   Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments approximate the carrying values of such amounts.

   Cash and Cash Equivalents
   The Company considers all demand deposits held in banks and certain highly liquid investments with original maturities of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2024.

   Accounts Receivable
   Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis in accordance with FASB ASC 326-20, *Financial Instruments - Credit Losses*. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2024

2. **Significant Accounting Policies** *(continued)*

   Accounts Receivable *(continued)*
   The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the Statement of Financial Condition that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit losses on the Statement of Operations. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2024.

   Furniture and Equipment
   Furniture and equipment are carried at cost. Depreciation is calculated using the straight-line method over the estimated useful life (5 to 7 years) of the asset. Artwork is a non-depreciable asset carried at cost and evaluated for impairment. There were no impairment losses in 2024.

   Leases
   The Company determines if an agreement constitutes a lease and, if so, whether the lease is an operating or finance lease. Operating leases that exceed one year are included in operating lease right-of-use ("ROU") assets and operating lease liabilities on the Statement of Financial Condition. Finance leases that exceed one year are included in property and equipment and other liabilities. As of December 31, 2024, there were no finance leases.

   Income Taxes
   The Company is a single member limited liability company and it is treated as a disregarded entity for tax purposes. In lieu of income taxes, the Company passes 100% of its taxable income and expenses to its sole member. Therefore, no provision or liability for federal or state income taxes is included in these financial statements. The Company is, however, subject to the annual California LLC tax of $800 and a California LLC fee based on gross revenue. The Company is no longer subject to examinations by major tax authorities for years before 2020.

3. **Furniture and Equipment**

Furniture and equipment as of December 31, 2024	
Computer equipment	$ 8,412
Equipment	7,214
Furniture	52,355
Artwork	75,000
Total furniture and equipment	142,981
Accumulated depreciation	(67,981)
Total net furniture and equipment	$ 75,000

Denning & Company LLC

Notes to the Financial Statements

December 31, 2024

4. **Lease**

    Operating lease ROU assets represent the Company's right to use an underlying asset for the lease term. Lease liabilities represent the Company's obligation to make lease payments arising from the operating lease. Operating lease ROU assets and liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Payments made for lease incentives are excluded. Since the Company's lease does not provide an implicit rate, the Company's uses its incremental borrowing rate. The incremental borrowing rate is based on the estimated rate of interest for a collateralized borrowing over a similar term of the lease payments at commencement date. The Company's lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. As of December 31, 2024, no such option to extend existed. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

    The Company has a lease agreement with lease and non-lease components such as a security deposit. Such non-lease components are accounted for separately.

    The Company has an operating lease agreement for office space in San Francisco, California with an extended expiration as of October 31, 2025. For the year ended December 31, 2024, information pertaining to the lease was as follows:

Supplemental Information	
Operating Lease ROU Asset	
ROU asset as of January 1, 2024	$ 234,491
Amortization of ROU asset	(124,937)
Operating lease ROU asset as of December 31, 2024	$ 109,554
Payments made on operating lease	$ 146,743
Total operating lease cost included in rent on the Statement of Operations	$ 134,242
Remaining lease term	10 months
Discount rate	5.0%

Maturities of Operating Lease Liability	
2025	$ 125,328
Less discount	(2,315)
Total operating lease liability	$ 123,013

5. **Retirement Plan**

    The Company sponsors a 401(k) profit sharing plan that was established in October 2010. The plan allows employees to elect to defer a percentage of compensation each year through salary reduction contributions to the plan. The employer makes safe harbor contributions to the plan equal to 100% of employee elective deferrals not to exceed 4% of eligible earnings. For the year ended December 31, 2024, contributions of $26,871 are included in compensation on the Statement of Operations. As of December 31, 2024, a contribution in the amount of $17,600 is included in accrued compensation on the Statement of Financial Condition.

Denning & Company LLC

Notes to the Financial Statements

December 31, 2024

6. **Revenue from Contracts with Customers**

Revenue from contracts with customers is recognized when, or as, the Company satisfies performance obligations by transferring the promised goods or services to the customers. A good or service is transferred to a customer when, or as, the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied over time is recognized by measuring progress in satisfying the performance obligation in a manner that depicts the transfer of the goods or services to the customer. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time when it is determined the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration the Company expects to be entitled to in exchange for those promised goods or services (i.e., the "transaction price"). In determining the transaction price, the Company considers multiple factors, including the effects of variable consideration. Variable consideration is included in the transaction price only to the extent it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur and when the uncertainties with respect to the amount are resolved. In determining when to include variable consideration in the transaction price, the Company considers the range of possible outcomes, the predictive value of past experiences, the time period of when uncertainties expect to be resolved and the amount of consideration that is susceptible to factors outside of the Company's influence, such as market volatility or the judgment and actions of third parties.

Investment Banking Fees
Investment banking fees from providing private placements of securities can be both fixed and variable and can be recognized over time and at a point in time. Retainer fees from investment banking engagements are fixed fees recognized over time using a time elapsed measure of progress as the Company's clients simultaneously receive and consume the benefits of those services as they are provided. Success fees from investment banking engagements are typically variable fees recognized at a point in time on the transaction closing date since the related performance obligation has been satisfied upon completion. Success fees are typically collected over seven to nine quarters, and interest on success fee receivables is calculated using interest rates ranging from 2% to 5.25%. For the year ended December 31, 2024, interest income was $7,010. For the year ended December 31, 2024, 100% of investment banking fees were retainer fee income.

Contract Balances
Revenue is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition differs from the timing of customer payments as the Company receives a portion of the success fees on the transaction closing date, and it receives the remainder of the success fees thereafter in installments and may accrue interest. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers were $702,027 and $167,582 as of January 1, 2024 and December 31, 2024, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred revenue was $0 and $7,500 as of January 1, 2024 and December 31, 2024, respectively.

Contract Costs
The Company receives advances from customers for investment banking advisory related expenses. As expenses are incurred, the Company recognizes reimbursable expenses in their respective expense category on the Statement of Operations and reimbursed client expense income. For the year ended December 31, 2024, there were no reimbursed client expenses. As of December 31, 2024, there were reimbursements receivable of $25,642.

9

Denning & Company LLC

Notes to the Financial Statements

December 31, 2024

7. **Risk Concentration**

   Financial instruments that potentially subject the Company to significant concentration of credit risk consist principally of cash and cash equivalents. For the year ended December 31, 2024, the Company maintains cash balances which, at times, may exceed federally insured limits. The Company has not experienced any losses on its cash deposits.

   For the year ended December 31, 2024, 86% of investment banking fees were earned from two clients. At December 31, 2024, 99% of accounts receivable was due from two clients.

8. **Net Capital Requirements**

   The Company is subject to the SEC's uniform net capital rule (Rule 15c3-1) which requires the Company to maintain a minimum net capital equal to or greater than $5,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1, both as defined. At December 31, 2024, the Company's net capital was $306,378 which exceeded the requirement by $301,378.

9. **Subsequent Events**

   The Company has evaluated subsequent events through February 21, 2025, the date which the financial statements were issued.

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act

Denning & Company LLC

Schedule I

Computation of Net Capital

Under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2024

Net Capital			
Total member's equity		$	705,778
Less: Non-allowable assets			
Accounts receivable	167,582		
Reimbursements receivable	25,642		
Due from officer	1,952		
Prepaid expenses and other assets	129,224		
Furniture and equipment, net of accumulated depreciation	75,000		
Total non-allowable assets			399,400
Net Capital		$	306,378
Net minimum capital requirement of 6 2/3% of aggregate			
indebtedness of $71,296 or $5,000, whichever is greater			5,000
Excess Net Capital		$	301,378

Reconciliation with Company's Net Capital Computation

Included in Part II of Amended Form X-17A-5 as of December 31, 2024

Amended as of February 6, 2025

There was no material difference between the Computation of Net Capital included in this report and the corresponding schedule included in the Company's amended December 31, 2024 Part IIA FOCUS filing.

Denning & Company LLC

Schedule II

**Computation for Determination of the Reserve Requirements and Information
Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to
Rule 15c3-3**

For the Year Ended December 31, 2024

The Company engages in the private placement of securities. The Company does not accept customer funds or securities and does not have possession of any customer funds or securities in connection with our activities. Therefore, in reliance on Footnote 74 to SEC Release 34-70073, and as discussed in Q & A 8 of the related FAQ issued by SEC staff, the Company does not claim an exemption from SEA Rule 15c3-3 as it does not effect transactions for anyone defined as a customer under Rule 15c3-3, and there are no items to report under the requirements of this Rule.

ERNST WINTTER & ASSOCIATES LLP *Certified Public Accountants*

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Review Report of Independent Registered Public Accounting Firm

To the Member of
Denning & Company LLC

We have reviewed management's statements, included in the accompanying SEA Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Denning & Company LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 because the Company limits its business activities exclusively to private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; did not carry accounts of or for customers; and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for compliance with the provisions contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5, and related SEC Staff Frequently Asked Questions.

Ernst Wintter & Associates LLP

Walnut Creek, California
February 21, 2025

14

﹥﹥﹥﹥

DENNING & COMPANY LLC

Private Equity Advisory

SEA Rule 15c3-3 Exemption Report

Denning and Company, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and

2. The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Denning and Company, LLC

I affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

_____
Paul F. Denning
Chief Executive Officer

February 12, 2025

150 California Street, Suite 650 • San Francisco, CA 94111
Tel: 415.399.3939 • Fax: 415.399.3942
Member FINRA